Butterfield Announces Results for Fourth Quarter and Calendar Year 2017

Highlights:

•	Today announced a major new acquisition of Deutsche Bank's banking businesses in the Cayman Islands, Guernsey and Jersey. Transaction is anticipated to close before the end of 2018;

•	Board declared quarterly dividend of $0.38 per common share, a 19% increase;

•	Announced a share repurchase program of up to one million common shares.
Financial highlights for the fourth quarter of 2017:

•	Net income of $40.3 million, or $0.72 per share;

•	Core net income[1] of $42.2 million, or $0.76 per share;

•	Return on average common equity of 19.7%; and core return on average tangible common equity[1] of 22.3%;

•	Net interest margin expands to 2.87%.

Hamilton, Bermuda - February 15, 2018: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank")(BSX: NTB.BH; NYSE: NTB) today announced financial results for the fourth quarter and year ended December 31, 2017.
Net income for the year ended December 31, 2017 was $153.3 million, or $2.76 per diluted common share, compared to $115.9 million or $1.18 per common share for the year ended December 31, 2016. Core net income1 for the year ended December 31, 2017 was $158.9 million, or $2.86 per diluted common share, compared to $138.6 million, or $2.48 per diluted common share, for the year ended December 31, 2016.
The core return on average tangible common equity1 for the year ended December 31, 2017 was 22.4%, up from 20.5% for the year ended December 31, 2016. The core efficiency ratio1 for the year ended December 31, 2017 was 64.3%, compared with 63.8% in the previous year.
“I am pleased to report that Butterfield achieved record profits in 2017,” said Michael Collins, Butterfield’s Chairman and Chief Executive Officer. “These strong results were driven by our specialized banking and wealth management businesses that generate consistent fee income and an expanding net interest margin that benefited from our efficient deposit franchise and a rising rate environment.

1 See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures

“We delivered core net income1 of $158.9 million, up $20.3 million or 14.6% year-on-year, and a core return on average common equity1 of 19.7% driven by strong performances in our core banking markets, as well as strong growth in our UK mortgage business.

"As part of our acquisition strategy, in October, we announced that we had reached our first agreement with Deutsche Bank to acquire its Global Trust Solutions ("GTS") business. The GTS integration process is well underway and anticipated to close early in the second quarter of 2018, ahead of plan. We are pleased that over 90% of the staff have now accepted employment agreements with Butterfield.

"This morning we announced that we have reached a second agreement with Deutsche Bank to acquire their banking businesses in the Cayman Islands, Guernsey and Jersey. We are very excited about this acquisition as it could increase our deposit base by about 20% once integrated. It will help us establish a foothold in Jersey, an attractive banking market, as well as increasing our scale and market share in Cayman and Guernsey. The customer base has a very similar profile to our existing banking business and we look forward to welcoming the new relationship teams and their clients to the Butterfield Group.”
Net income for the fourth quarter of 2017 was $40.3 million, or $0.72 per diluted common share, compared to $41.1 million or $0.74 per common share for the third quarter of 2017. Core net income1 for the fourth quarter of 2017 was $42.2 million, or $0.76 per diluted common share, compared to $40.7 million, or $0.73 per diluted common share, for the third quarter of 2017.
Net interest income (“NII”) for the fourth quarter of 2017 was $76.1 million, an increase of $1.8 million compared with NII of $74.3 million in the third quarter of 2017 and an increase of $9.3 million compared with NII of $66.8 million in the fourth quarter of 2016. Improvements in NII were driven by higher volumes and higher yields on the investment portfolio and increased yields on the adjustable-rate loan portfolio.
Net interest margin (“NIM”) for the fourth quarter of 2017 was 2.87%, up 6 basis points from the NIM of 2.81% in the previous quarter and up 42 basis points from the NIM of 2.45% in the fourth quarter of 2016.
Results for the fourth quarter of 2017 included lower credit costs with a release of provision for credit losses of $5.4 million compared with a release of provision for credit losses of $0.9 million in the fourth quarter of 2016. In the fourth quarter of 2017 the provision release was partially offset by $2.5 million of valuation loss adjustment on a foreclosed property included in other real estate owned.
Non-interest income improved to $42.4 million for the fourth quarter of 2017, compared with $38.2 million in the previous quarter and $38.8 million in the fourth quarter of 2016.
Core non-interest expenses were $78.5 million in the fourth quarter of 2017, compared with $71.6 million in the previous quarter and $70.2 million in the fourth quarter of 2016. Expenses were significantly elevated in the quarter as the Bank accelerated investment in multiple programs, particularly Sarbanes-Oxley as well as compliance related systems and processes. Additionally, some office set up costs in Singapore were incurred ahead of completing the GTS acquisition. Finally, Butterfield increased the year-end performance-related compensation accruals in the quarter to align the 2017 bonus pools to the record financial performance for the year.
Capital Management
The total capital ratio as at December 31, 2017 was 19.9% as calculated under Basel III, which was effective for reporting purposes beginning on January 1, 2016. As of December 31, 2016, the Bank reported its total capital ratio under Basel III at 17.6%. Both of these ratios are significantly above regulatory requirements.
The Board remains committed to a balanced and progressive capital return policy. The Board declared an interim dividend of $0.38 per common share, an 18.8% increase over the previous quarter, to be paid on March 9, 2018 to shareholders of record on February 26, 2018. In addition, the Board approved a new share repurchase program pursuant to which the Bank is authorized to purchase up to one million common shares in the next year. The program is intended to further augment shareholder return and will become effective on April 1, 2018, subject to all regulatory approvals.

1 See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures

ANALYSIS AND DISCUSSION OF FULL YEAR AND FOURTH QUARTER RESULTS

Income statement	Three months ended (Unaudited)			Year ended
(in $ millions)	December 31, 2017	September 30, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Non-interest income	42.4	38.2	38.8	157.8	147.5
Net interest income before provision for credit losses	76.1	74.3	66.8	289.7	258.5
Total net revenue before provision for credit losses and other gains (losses)	118.5	112.5	105.6	447.5	406.0
Provision for credit losses	5.4	0.7	0.9	5.8	(4.4)
Total other gains (losses)	(2.7)	1.8	0.8	1.3	1.0
Total net revenue	121.1	114.9	107.3	454.7	402.6
Non-interest expenses	(80.4)	(73.6)	(71.9)	(300.3)	(285.9)
Total net income before taxes	40.7	41.3	35.4	154.3	116.7
Income tax expense	(0.5)	(0.2)	—	(1.1)	(0.7)
Net income	40.3	41.1	35.4	153.3	115.9
Dividends and guarantee fee and premium paid on repurchase of preference shares	—	—	(45.3)	—	(57.6)
Net earnings attributable to common shareholders	40.3	41.1	(9.9)	153.3	58.4

Net earnings per share
Basic	0.74	0.75	(0.19)	2.82	1.20
Diluted	0.72	0.74	(0.19)	2.76	1.18

Per diluted share impact of other non-core items (1)	0.04	(0.01)	0.81	0.10	1.30
Core earnings per share on a fully diluted basis (1)	0.76	0.73	0.62	2.86	2.48

Adjusted weighted average number of participating shares on a fully diluted basis (in thousands of shares)	55,584	55,465	54,651	55,451	49,611

Key financial ratios
Return on average assets	1.5%	1.5%	1.3%	1.4%	1.1%
Return on average common equity	19.7%	20.7%	(5.2)%	19.9%	8.9%
Core return on average tangible common equity (1)	22.3%	22.2%	19.3%	22.4%	20.5%
Net interest margin	2.87%	2.81%	2.45%	2.73%	2.45%
Core efficiency ratio (1)	65.4%	62.8%	65.6%	64.3%	63.8%

(1)	See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures

Balance Sheet	As at
(in $ millions)	December 31, 2017		December 31, 2016
Cash due from banks	1,535		2,102
Securities purchased under agreement to resell	179		149
Short-term investments	250		520
Investments in securities	4,706		4,400
Loans, net of allowance for credit losses	3,777		3,570
Premises, equipment and computer software	165		168
Goodwill and intangibles	61		62
Other assets	107		133
Total assets	10,779		11,104

Total deposits	9,536		10,034
Other liabilities	303		242
Long-term debt	117		117
Total liabilities	9,956		10,393
Common shareholders’ equity	823		711
Total shareholders' equity	823		711
Total liabilities and shareholders' equity	10,779		11,104

Key Balance Sheet Ratios:	December 31, 2017		December 31, 2016
Common equity tier 1 capital ratio	18.2%	(1)	15.3%	(1)
Tier 1 capital ratio	18.2%	(1)	15.3%	(1)
Total capital ratio	19.9%	(1)	17.6%	(1)
Leverage ratio	6.9%	(1)	5.8%	(1)
Risk-Weighted Assets (in $ millions)	4,254.2		4,365.4
Risk-Weighted Assets / Total Assets	39.5%		39.3%
Tangible common equity ratio	7.1%		5.9%
Non-accrual loans/gross loans	1.2%		1.3%
Non-performing assets/total assets	0.4%		0.5%
Total coverage ratio	80.9%		91.3%
Specific coverage ratio	31.1%		24.2%

(1)
Effective January 1, 2016, the Bank’s regulatory capital is determined in accordance with current Basel III guidelines issued by the BMA. Basel III adopts Common Equity Tier 1 (“CET1”) as the predominant form of regulatory capital with the CET1 ratio as a new metric. Basel III also adopts the new Leverage Ratio regime, which is calculated by dividing Tier 1 capital by an exposure measure. The leverage exposure measure consists of total assets (excluding items deducted from Tier 1 capital) and certain off balance sheet items converted into credit exposure equivalents as well as adjustments for derivatives to reflect credit and other risks.

YEAR ENDED DECEMBER 31, 2017 COMPARED TO THE YEAR ENDED DECEMBER 31, 2016
Net Income
Net income for the year ended December 31, 2017 was $153.3 million, up $37.3 million from $115.9 million in the prior year.
The $37.3 million increase in net income in the year ended December 31, 2017 was due principally to the following:

•
$31.3 million increase in net interest income before provision for credit losses, principally from interest earned on the investment portfolio, where the average volume increased by $633.3 million and yields increased by 26 basis points;

•
$10.4 million increase in non-interest income, principally from increases in banking services fees which were the result of increased credit card transaction volumes as well as increases in asset management fees from rate adjustments on the Money Market funds;

•	$10.2 million decrease in provisions for credit losses, principally from lower general provisioning rates;

•	$2.5 million loss on valuation of a foreclosed property included within other real estate owned;

•	$13.3 million increase in salaries and other employee benefits, due principally to increases in the cost of post-retirement healthcare, increased discretionary bonus costs and some redundancy costs;

•
$8.3 million increase in professional and outside services costs, due principally to costs associated with the first year implementation of the Sarbanes-Oxley ("SOX") compliance program, as well as investments in other regulatory compliance; and

•
$7.2 million decrease in the remaining non-interest expense items, due to a decrease in restructuring costs, decreased technology costs resulting from a renegotiated contract with a services provider, and lower premises costs resulting from decreased depreciation on physical assets, partially offset by an increase in indirect taxation due to a new asset-based tax and increased payroll tax rates in Bermuda, as well as increased marketing costs associated with the America's Cup in Bermuda.

Non-Core Items
Non-core items1 resulted in net losses of $5.6 million in the year ended December 31, 2017, a decrease of $17.1 million from net losses and expenses of $22.7 million in the prior year. Non-core items1 for the year comprised principally:

•	$2.6 million in gains from the Avenir (SIV) pass-through note liquidation settlement;

•	$2.0 million of costs associated with the secondary offering completed during the first quarter, principally comprised of professional fees;

•	$2.0 million of professional and outside services expenses associated with potential acquisition negotiations and documentation;

•
$1.8 million of restructuring charges, which represent professional fees and staff severance amounts incurred during the course of the orderly wind-down of the deposit taking and investment management businesses in the UK; and

•	$2.1 million of expenses associated with an internal review and account remediation program of US-person account holders.
Management does not believe that the expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.

QUARTER ENDED DECEMBER 31, 2017 COMPARED WITH THE QUARTER ENDED DECEMBER 31, 2016
Net Income
Net income for the quarter ended December 31, 2017 was $40.3 million, up $4.9 million from $35.4 million in the same quarter in the prior year.
The $4.9 million increase in net income in the quarter ended December 31, 2017 was due principally to the following:

•
$9.3 million increase in net interest income before provision for credit losses, principally from interest earned on the investment portfolio from increased volumes and rates, as well as increased interest earned on loans from the impact of repricing base rates in certain jurisdictions during 2017 which increased yields;

•	$4.5 million decrease in provisions for credit losses, principally from lower general provisioning rates;

•	$3.6 million increase in non-interest income, principally from higher volumes of foreign exchange and credit card transactions;

•	$8.3 million increase in salaries and other employee benefits costs due to increased discretionary compensation costs as well as increased costs associated with a post-retirement healthcare plan;

•	$2.6 million increase in professional and outside services costs due to costs associated with the first year of SOX compliance and continued investments in regulatory compliance; and

•	$2.3 million decrease in the remaining non-interest expense items, due to a decrease in restructuring costs and lower insurance-related expenses.

Non-Core Items
Non-core items1 resulted in net losses of $1.9 million in the quarter ended December 31, 2017, a slight increase from net losses of $1.7 million in the same quarter in the prior year. Non-core items1 for the period comprised principally:

•	$1.0 million of professional and outside services expenses associated with potential acquisitions;

1 See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures

•	$0.3 million of restructuring charges, which represent professional fees incurred during the course of the orderly wind-down of the deposit taking and investment management businesses in the UK; and

•	$0.6 million of expenses associated with an internal review and account remediation program of US-person account holders.
Management does not believe that the expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.

BALANCE SHEET COMMENTARY AT DECEMBER 31, 2017 COMPARED WITH DECEMBER 31, 2016
Total Assets
Total assets of the Bank were $10.8 billion at December 31, 2017, down $0.3 billion from December 31, 2016. The Bank maintained a highly liquid position at December 31, 2017, with $5.3 billion of cash and demand deposits with banks, reverse repurchase agreements and short and long-term investments, excluding held-to-maturity investments, representing 49.1% of total assets, compared with 55.0% at December 31, 2016.
Loans Receivable
The loan portfolio totaled $3.8 billion at December 31, 2017, a slight increase from 2016, as new residential mortgages loans, principally loans underwritten in the UK, were partially offset by paydowns in commercial lending.
Allowance for credit losses at December 31, 2017 totaled $35.5 million, a decrease of $8.8 million from year-end 2016. The movement was due to lower general provisioning rates as credit conditions have stabilized or improved.
The loan portfolio represented 35.0% of total assets at December 31, 2017 (December 31, 2016: 32.2%), whilst loans as a percentage of customer deposits increased from 35.7% at year-end 2016 to 39.7% at December 31, 2017, both of which are due to an increase in the loans portfolio and slightly lower customer deposits.
As of December 31, 2017, the Bank had gross non-accrual loans of $43.9 million, representing 1.2% of total gross loans, a slight decrease from the $48.5 million, or 1.3%, of total loans at year-end 2016. Net non-accrual loans were $30.2 million, equivalent to 0.8% of net loans. The Bank continues to engage proactively with customers who experience financial difficulty.
Investment in Securities
The investment portfolio was $4.7 billion at December 31, 2017, compared to $4.4 billion at December 31, 2016. The increased portfolio size was driven principally by a greater allocation of assets to the held-to-maturity portfolio, which increased $0.3 billion through the purchase of US government and federal agency securities in the second half 2017.
The investment portfolio was made up of high quality assets with 98.7% invested in A-or-better-rated securities. The investment yield increased slightly from the previous year to 2.22% as at December 31, 2017. Total net unrealized losses were $19.2 million, compared to $36.4 million at year-end 2016. The decrease in unrealized losses is attributable largely to stable duration and a flatter yield curve.

Deposits
Average deposits were $9.8 billion for the year ended December 31, 2017 and 2016. The cost of deposits was stable from the previous year at 11 basis points.

Average Balance Sheet1

	For the year ended
	December 31, 2017			December 31, 2016
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash due from banks, short‑term investments and securities purchased under agreement to resell	2,372.7	17.2	0.72	2,655.3	9.8	0.37
Investment in securities	4,573.9	101.4	2.22	3,940.6	77.2	1.95
Trading	0.9	—	—	133.3	1.7	1.29
Available-for-sale	3,315.5	65.3	1.97	3,134.8	53.2	1.69
Held-to-maturity	1,257.5	36.1	2.87	672.4	22.3	3.30
Loans	3,665.8	187.0	5.10	3,921.1	188.0	4.78
Commercial	1,230.9	60.8	4.94	1,430.7	71.6	4.99
Consumer	2,434.9	126.3	5.19	2,490.5	116.4	4.66
Interest earning assets	10,612.4	305.6	2.88	10,517.0	274.9	2.61
Other assets	346.0		—	343.4		—
Total assets	10,958.4	305.6	2.79	10,860.4	274.9	2.52
Liabilities
Deposits	7,445.0	(10.9)	(0.15)	7,733.7	(11.8)	(0.15)
Securities sold under agreement to repurchase	—	—	—	16.0	(0.1)	(0.73)
Long-term debt	117.0	(5.0)	(4.24)	117.0	(4.5)	(3.84)
Interest bearing liabilities	7,562.0	(15.9)	(0.21)	7,866.8	(16.4)	(0.21)
Non-interest bearing current accounts	2,393.1		—	2,042.6		—
Other liabilities	254.4		—	123.7		—
Total liabilities	10,209.6	(15.9)	(0.16)	10,033.0	(16.4)	(0.16)
Shareholders’ equity	748.9		—	827.4		—
Total liabilities and shareholders’ equity	10,958.4		—	10,860.4		—
Non‑interest bearing funds net of non‑interest earning assets (free balance)	3,050.3			2,650.3
Net interest margin		289.7	2.73		258.5	2.45
1 Averages are based upon a daily averages for the periods indicated.

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $95.4 billion and $27.5 billion, respectively, whilst assets under management were $5.0 billion as at December 31, 2017. This compares with $98.0 billion, $24.7 billion and $4.7 billion, respectively, at December 31, 2016.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended			Year ended
(in $ millions except per share amounts)	December 31, 2017	September 30, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Net income	40.3	41.1	35.4	153.3	115.9
Dividends and guarantee fee of preference shares	—	—	(3.4)	—	(15.7)
Premium paid on preference shares redeemed for cancellation	—	—	(41.9)	—	(41.9)
Net income to common shareholders	40.3	41.1	(9.9)	153.3	58.4
Non-core items
Non-core (gains) losses
Gain on disposal of a pass-through note investment (formerly a SIV)	—	(2.5)	(0.6)	(2.6)	(0.6)
Adjustment to holdback payable for a previous business acquisition	—	0.1	0.7	0.1	0.9
Total non-core (gains) losses	—	(2.4)	0.1	(2.5)	0.3
Non-core expenses
Early retirement program, redundancies and other non-core compensation costs	—	0.1	—	0.2	1.8
Tax compliance review costs	0.6	0.4	—	2.1	1.6
Provision in connection with ongoing tax compliance review	—	—	—	—	0.7
Business acquisition costs	1.0	1.1	1.1	2.0	3.2
Restructuring charges and related professional service fees	0.3	0.4	0.5	1.8	6.3
Cost of 2010 legacy option plan vesting and related payroll taxes	—	—	—	—	8.8
Secondary offering costs	—	—	—	2.0	—
Total non-core expenses	1.9	2.0	1.6	8.1	22.4
Total non-core items	1.9	(0.4)	1.7	5.6	22.7
Core net income	42.2	40.7	37.1	158.9	138.6
Core net income attributable to common shareholders	42.2	40.7	33.7	158.9	123.0

Average shareholders' equity	809.6	788.9	895.0	771.9	826.0
Less: average preference shareholders' equity	—	—	(137.1)	—	(168.8)
Average common equity	809.6	788.9	757.9	771.9	657.2
Less: average goodwill and intangible assets	(60.9)	(61.3)	(62.9)	(61.4)	(58.6)
Average tangible common equity	748.7	727.6	695.0	710.5	598.6
Core earnings per share fully diluted [1]	0.76	0.73	0.62	2.86	2.48
Return on common equity	19.7%	20.7%	(5.2)%	19.9%	8.9%
Core return on average tangible common equity	22.3%	22.2%	19.3%	22.4%	20.5%

Non-interest expenses	80.4	73.6	71.9	300.3	285.9
Less: non-core expenses	(1.9)	(2.0)	(1.6)	(8.1)	(22.4)
Less: amortization of intangibles	(1.1)	(1.0)	(1.0)	(4.2)	(4.5)
Core non-interest expenses before amortization of intangibles	77.4	70.6	69.3	288.0	259.0
Core revenue before other gains and losses and provision for credit losses	118.4	112.5	105.6	447.6	406.0
Core efficiency ratio	65.4%	62.8%	65.6%	64.3%	63.8%

Conference Call Information
Butterfield will host a conference call to discuss the Bank’s results on Thursday, February 15, 2018 at 10:00 a.m. EST. Callers may access the conference call by dialing +1 (844) 855 9501 (toll-free) or +1 (412) 858 4603 (international) ten minutes prior to the start of the call. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website thereafter.

About Non-GAAP Financial Measures:
Certain statements in this release involve the use of non-GAAP financial measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use.

Forward-Looking Statements:
Certain of the statements made in this Release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made other than as required by law.

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from six jurisdictions: Bermuda, the Cayman Islands and Guernsey, where our principal banking operations are located; and The Bahamas, Switzerland and the United Kingdom, where we offer specialized financial services. Banking services comprise retail and corporate banking. Wealth management services are composed of trust, private banking, and asset management. In Bermuda and the Cayman Islands, we offer both banking and wealth management. In Guernsey, The Bahamas and Switzerland, we offer wealth management. In the UK, we offer residential property lending. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.
Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Mark Johnson
Investor Relations                 Group Head of Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
Fax : (441) 295 1220                Cell: (441) 524 1025
E-mail: noah.fields@butterfieldgroup.com        Fax: (441) 295 3878
E-mail: mark.johnson@butterfieldgroup.com